

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

03 AUG 26 AM 7:21

Ref : EC/FL/AL/CPP/136/03

BY AIRMAIL

13th August, 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America


03029478

Attn : International Corporate Finance

SUPPL

Ladies and Gentlemen

PROCESSED
AUG 27 2003
THOMSON
FINANCIAL

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

dlw 8/26

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Emily Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated August 13, 2003 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the
   Connected Transaction
   Date : ____August 12_____, 2003
   Source of requirement : The Listing Rules Governing the Listing of Securities on
   The Stock Exchange of Hong Kong Limited

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTION

Hainan CTAH, a wholly-owned subsidiary of the Company, has entered into the Lease, pursuant to which CP (Hainan) has leased the Fixed Assets from Hainan CTAH for a term of five years expiring on 10th August, 2008.

Seven directors of the Company together own aggregate shareholding interests of 56.85% in CPG. CPG and its associates own an approximately 49.35% shareholding interest in CP Foods. CP (Hainan), the tenant under the Lease, is a wholly-owned subsidiary of CP Foods. CP Foods is a company listed on the Securities Exchange of Thailand. Because of the seven Directors' 56.85% interests in CPG, CPG is a connected person of the Company and CP (Hainan) is regarded as an associate of CPG for Listing Rules purposes. Accordingly, the Lease entered into between Hainan CTAH and CP (Hainan) constitutes a connected transaction for the Company under the Listing Rules.

As, in the opinion of the Directors (including the independent non-executive Directors), the Lease contains normal commercial terms and as the total rental over the entire term of the Lease represents less than 3% of the consolidated net tangible assets of the Company as disclosed in its latest published consolidated accounts, the Lease is required to be disclosed by way of a press announcement and certain details of the Lease are required to be included in the Company's future published annual reports and accounts under rule 14.25(1) of the Listing Rules but the Lease is not subject to the approval of independent shareholders of the Company.

CONNECTED TRANSACTION

Hainan CTAH, a wholly-owned subsidiary of the Company, is the landlord under the Lease, pursuant to which CP (Hainan) has leased the Fixed Assets from Hainan CTAH for a term of five years expiring on 10th August, 2008.

Seven Directors, namely Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Dhanin Chearavanont, Mr. Sumet Jiaravanon, Mr. Prasert Poongkumarn, Mr. Min Tieanworn, and Mr. Thirayut Phitya-Isarakul, together own aggregate shareholding interests of 56.85% in CPG. Apart from the 56.85% shareholding interests owned by the seven Directors, the remaining shareholdings in CPG are owned by persons who are not connected with any of the substantial shareholders, chief executives and directors of the Company or any of its subsidiaries or any of their respective associates. CPG and its associates own an approximately 49.35% shareholding interest in CP Foods. CP (Hainan), the tenant under the Lease, is a wholly-owned subsidiary of CP Foods. CP Foods is a company listed on the Securities Exchange of Thailand. Because of the above-named Directors' 56.85% interests in CPG, CPG is a connected person of the Company and CP (Hainan) is regarded as an associate of CPG for Listing Rules purposes. Accordingly the Lease entered into between Hainan CTAH and CP (Hainan) constitutes a connected transaction for the Company under the Listing Rules.

As at the date hereof, Mr. Jaran Chiaravanont is beneficially interested in 843,750 shares of the Company, representing approximately 0.04% of the issued share capital of the Company and Mr. Dhanin Chearavanont and Mr. Sumet Jiaravanon are deemed, for the purposes of the Securities and Futures Ordinance, to be interested in the same 1,066,662,834 shares of the Company, representing approximately 49.42% of the issued share capital of the Company.

As, in the opinion of the Directors (including the independent non-executive Directors), the Lease contains normal commercial terms and as the total rental over the entire term of the Lease represents less than 3% of the consolidated net tangible assets of the Company as disclosed in its latest published consolidated accounts, the Lease is required to be disclosed by way of a press announcement and certain details of the Lease are required to be included in the Company's future published annual reports and accounts under rule 14.25(1) of the Listing Rules, but the Lease is not subject to the approval of independent shareholders of the Company.

LEASE DATED 8TH AUGUST, 2003 (the "Lease")

The Landlord: Hainan CTAH

The Tenant: CP (Hainan)

Fixed Assets: The production facilities situated at Laocheng Development Zone, Chengmai County, Hainan Province, the PRC including all plants and machinery located thereon. The Fixed Assets were previously used by Hainan CTAH for the production of animal feeds.

Term: Five years commencing from 11th August, 2003 and expiring on 10th August, 2008 (both days inclusive). There is no provision for automatic renewal or any right to require automatic renewal by any party.

Rental: During the term of the Lease, the aggregate amount of rental per year will be RMB5,060,000 (approximately HK$4,760,000 on the basis of the exchange rate of HK$1=RMB1.062) payable by CP (Hainan) to Hainan CTAH yearly in advance in cash.

The rental amount is approximately equal to the rental value of the Fixed Assets as assessed in a valuation report prepared by an independent firm of accountants in Hainan, the PRC, which taking into account the losses sustained by Hainan CTAH in recent years, adopted the principle that the rental value would generate sufficient income to set off all depreciation charges attributed to the Fixed Assets in the accounts of Hainan CTAH. In such valuation report, the annual rental value of the Fixed Assets for a period of five years was valued at RMB5,060,249.20. Hainan CTAH and the Company have been applying the straight-line method of depreciation for the Fixed Assets in accordance with the PRC Accounting Standards and the International Accounting Standards. Such accounting method has been disclosed in the Group's consolidated accounts for the financial years ended 31st December, 2001 and 2002. The Lease will be accounted for as an operating lease in the financial statements of the Group.

Employees: According to the terms of the Lease, all present employees of Hainan CTAH will be re-employed by CP (Hainan). No severance payment will be borne by the Group as a result of such re-employment.

REASON FOR ENTERING INTO THE LEASE

previous production at the Fixed Assets and renting it out to a third party, the Lease will provide a stable income for Hainan CTAH during the term of the Lease sufficient to set off against the expected depreciation charges attributed to the Fixed Assets in the accounts of Hainan CTAH, so as to ensure that Hainan CTAH will not incur further losses. The net asset value of Hainan CTAH as at 31st December, 2002 was RMB29.41 million.

The Directors (including the independent non-executive Directors) are of the view that the terms of the Lease are fair and reasonable based on normal commercial terms and for Hainan CTAH to enter into the Lease is in the best interests of the Company and its shareholders as a whole. The seven Directors who are deemed to be interested in the transaction in the manner described above, namely Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Dhanin Chearavanont, Mr. Sumet Jiaravanon, Mr. Prasert Poongkumarn, Mr. Min Tieanworn, and Mr. Thirayut Phitya-Isarakul, had abstained from voting on the relevant board resolution approving the Lease.

The feedmill previously operated by Hainan CTAH at the Fixed Assets was one of the more than seventy feedmills operated by the Group in the PRC. Apart from the Fixed Assets, Hainan CTAH has no other material assets. Since the total tonnage of feeds (including animal and aqua feeds) sold by Hainan CTAH represented only approximately 1.13%, 1.07% and 1.09% of the total tonnage of feeds (including animal and aqua feeds) sold under the management of the Group for the financial years ended 31st December, 2001 and 2002 and for the six months ended 30th June, 2003 respectively, the Directors (including the independent non-executive Directors) are of the view that the leasing of the Fixed Assets will not have a substantial adverse impact on the existing operation of the Group.

INFORMATION ON THE COMPANY AND THE PARTIES TO THE CONNECTED TRANSACTION

The Company's principal business is investment holding and its subsidiaries, jointly-controlled entities and associates are principally engaged in the trading of agricultural products, feedmill and poultry operations, the manufacturing and sale of motorcycles and accessories for automotives and property and investment holding.

The principal business of Hainan CTAH is the production and sale of animal feeds in the PRC. The principal business of CPG is investment holding and the principal business of CP (Hainan) is the production and sale of aqua feeds in the PRC.

DEFINITION

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"associates"	as defined in the Listing Rules
"Board"	the board of directors of the Company
"Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda, the shares of which are listed on the main board of the Stock Exchange and The London Stock Exchange Limited
"CP Foods"	Charoen Pokphand Foods Public Company Limited, a company incorporated in Thailand, the shares of which are listed on the Securities Exchange of Thailand
"CPG"	Charoen Pokphand Group Co., Ltd., a company incorporated in Thailand
"CP (Hainan)"	C.P. Aquaculture (Hainan) Co., Ltd., a wholly-owned subsidiary of CP Foods incorporated in the PRC
"Directors"	directors of the Company
"Fixed Assets"	the production facilities situated at Laocheng Development Zone, Chengmai County, Hainan Province, the PRC including all plants and machinery located thereon
"Hainan CTAH"	Hainan Chia Tai Animal Husbandry Co., Ltd., a wholly-owned subsidiary of the Company incorporated in the PRC
"Lease"	the lease dated 8th August, 2003 entered into between Hainan CTAH and CP (Hainan)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited